Filed  by  Policy  Management  Systems  Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Sucurities Exchange Act of 1934.
Subject  company:  Policy  Management  Systems  Corporation
Commission  File  No.  1-10557

Timothy  V.  Williams                      Charles  T.  Conway  Jr.
Executive Vice President &                 Director, Corporate Communications
Chief  Financial  Officer                  (803)  333-5348
(803)  333-5638                            E-mail:  charlieconway@pmsc.com
E-mail:  timvwilliams@pmsc.com

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                            RECEIVES LETTER FROM EDS


     COLUMBIA, S.C., APRIL 28, 2000: Policy Management Systems Corporation (NYSE: PMS) has received the following letter today:

                                           Richard  H.  Brown
                                           Chairman  to  the  Board  and
                                           Chief  Executive  Officer
                                           EDS


The  Board  of  Directors  of
Policy  Management  Systems  Corporation
c/o  G.  Larry  Wilson
Chairman,  President  and  Chief  Executive  Officer
Policy  Management  Systems  Corporation
One  PMSC  Center
Blythewood,  South  Carolina  29016

Dear  Larry,

Since I joined Electronic Data Systems Corporation in January of 1999 we have taken several steps to continue to grow EDS as a leading global provider of IT services. Our strategy has been to provide the full range of IT capabilities (e.g., systems integration, consulting, outsourcing) across vertical industry markets with local delivery capabilities. While the equity markets have viewed this focus quite favorably, we recognize that, under the right circumstances, the best strategy may be to acquire companies that have strong capabilities in particular vertical markets.

     EDS has a keen interest in the insurance market and sees tremendous potential in
                                    ( more )
leveraging our existing IT and outsourcing skills in this industry. Our internal work indicates that Policy Management Systems Corporation offers excellent capabilities to assist us in capturing this opportunity. Accordingly, we have followed with great interest your recent announcement with Welsh, Carson, Anderson & Stowe and believe that we can offer your shareholders a more compelling proposal.

Based on our preliminary review of publicly available information, our Board of Directors has authorized us to propose a transaction in which we acquire 100% of the outstanding common stock of PMSC for $18 to $20 per share, in cash. Because of our limited access to information, this range does not reflect the additional synergy value we may find in due diligence, which could allow us to improve our proposal.

     Our  proposal  offers  several  advantages  over the transaction with Welsh
Carson:

- The EDS proposal offers your shareholders a premium of approximately 30% to 40% over the current offer and approximately 50% to 67% over the current trading price;
-     The  EDS  proposal  is  100%  for  cash;
-     The  EDS  proposal  is  for  100%  of  the  outstanding  shares;
-     The  EDS  proposal  is  not  subject  to  any  financing  conditions;  and
- The EDS proposal can be closed more quickly than the proposed Welsh Carson transaction. Effected by means of a cash tender offer, it can be closed three to four months prior to your existing deal.

We appreciate that, in weighting our proposal, the obligation of the Board of Directors of PMSC is to examine it from the standpoint of the best interests of PMSC's shareholders. I recognize as well, however, the additional responsibility that directors quite properly feel toward employees, management, the community and customers being served. With this in mind, I am pleased to provide comfort on all of these points.

- The EDS proposal provides a broader platform and greater opportunities for your employees and management team. We recognize the substantial contribution that has been made by your employees and management team, and would intend that all employees and substantially the entire management team join the EDS family;
- The EDS proposal envisions maintaining PMSC's strong presence in the State of South Carolina, and increasing such presence by moving other complementary EDS operations into the State; and

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-     The  EDS  proposal, we are confident, will be favorably received by PMSC's customers.

EDS is very interested in PMSC and believes that our proposal should be compelling to your shareholders and advisors. While at this time our proposal is necessarily preliminary and non-binding, we are prepared to proceed immediately to perform due diligence and to make a binding offer. We currently believe we could complete our due diligence and the negotiation of mutually agreeable definitive agreements in a period of ten days to two weeks. To facilitate this process, we are prepared to use the Welsh, Carson, Anderson & Stowe documents as a basis for our negotiations.

We are excited about a transaction with PMSC and look forward to your response. In light of the importance of this matter, we ask that you respond to us by the close of business on Tuesday, May 2.

If you have any questions regarding our proposal, please contact me or Todd Marin of J.P. Morgan, who we have engaged to assist us in this matter, at 212-648-7791.

Very  truly  yours,
Dick  Brown


The Board of Directors has authorized the Company and its advisors to explore this proposal with EDS.
     On March 30, 2000, PMSC signed a merger agreement with an affiliate of Welsh, Carson, Anderson & Stowe which provides that stockholders will have the right to elect to either retain their shares or to receive $14 per share in cash, subject to between 75% and 93% of the existing shares being converted to cash.
     PMSC, headquartered in Columbia, S.C., is the leader in providing enterprise and electronic commerce application software, professional services, and outsourcing designed to meet the needs of the global insurance and related financial services industries. On January 21, 2000, PMSC announced it is changing its name to Mynd. Information on PMSC and its products and services can be found on the World Wide Web at http://www.pmsc.com.
                                      -30-
     Statements about the proposed agreement are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those in the forward looking statements are: the failure of the agreement to be consummated and those factors in PMSC's 1999 Annual Report on Form 10K/A and other reports and filings with the U.S. Securities and Exchange Commission. PMSC disclaims any intention or obligation to update or revise any forward-looking statements.

     PMSC has filed a preliminary proxy statement/prospectus relating to the proposed merger with the Securities and Exchange Commission. PMSC will prepare and file with the SEC a definitive proxy statement/prospectus. Investors are urged to read the definitive proxy statement/prospectus, when available, as well as other relevant documents filed by PMSC with the SEC because they will contain important information. Investors will be able to obtain these documents for free from the SEC's website, www.sec.gov, or from PMSC investor services at www.pmsc.com. Information about participants in the solicitation of proxies for the merger, including direct or indirect interests, by securities holdings or otherwise, is included in the preliminary proxy statement/prospectus.